September 10, 2009

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Alan Morris
Daniel Morris

Re:	Maxwell Technologies, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2008
Filed February 20, 2009
File No. 1-15477

Dear Staff:

On behalf of Maxwell Technologies, Inc., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual report (the “Filings”), which were included in your letter dated August 24, 2009 (the “Staff Letter”).

In this letter, we have reproduced your comments and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References in this letter to “we,” “our” or “us” mean Maxwell Technologies, Inc.

Schedule 14A filed 4/09/09

Annual Incentive Bonus

1.	We note your response to prior comment 6. Please expressly confirm that you will disclose in future filings the performance targets that must be earned in order for your named executive officers to earn incentive compensation.

Response

•

The Company acknowledges the Staff’s comment and expressly confirms that we will disclose in future filings the performance targets that must be earned in order for our named executive officers to earn incentive compensation.

Please be advised that the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) that the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alan Morris

Daniel Morris

September 10, 2009

Please direct your questions or additional comments to my attention at (858.503.3300). Thank you for your assistance.

Sincerely,
Maxwell Technologies, Inc.

/s/ Kevin S. Royal
Kevin S. Royal Senior Vice President, Chief Financial Officer, Treasurer and Secretary